Exhibit 12.1

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the nine months ended September 30, 2007

Pretax earnings from continuing operations before adjustment for
minority interests or income loss from equity investees	$108,238,440

Add:
Interest on indebtedness (excluding capitalized interest)	158,637,587
Amortization of debt related expenses	2,001,449
Portion of rents representative of the
interest factor	5,341,520
274,218,996

Distributed income from equity investees	302,946,262

Pretax earnings from continuing operations, as adjusted	$577,165,258

Fixed charges —
Interest on indebtedness (including capitalized interest)	$178,186,734
Amortization of debt related expenses	332,312
Portion of rents representative of the
interest factor	5,341,520

Fixed charges	$183,860,566

Ratio of earnings to fixed charges	3.1